Exhibit 12

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Earnings before income taxes and accounting changes	$5,776	$5,290	$3,073	$1,252	$611
Add: Interest expense	348	354	445	442	246
Add: Interest factor in rental expense	210	205	207	278	296

Total earnings	$6,334	$5,849	$3,725	$1,972	$1,153

Fixed charges:
Interest expense	$348	$354	$445	$442	$246
Interest capitalized	17	18	37	48	67
Interest factor in rental expense	210	205	207	278	296

Total fixed charges	$575	$577	$689	$768	$609

Ratio of earnings to fixed charges	11.0	10.1	5.4	2.6	1.9